Exhibit 99.2

CONSENT OF DRA PROJECTS (PTY) LTD.

December 16, 2024

DRA Projects (Pty) Ltd.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc (the “Company”)

DRA Projects (Pty) Ltd. hereby consents to:

(1)	the inclusion in this Form 6-K of references to the undersigned’s name in connection with the technical report summary titled “Bilboes Gold Project Technical Report Summary” with an effective date of May 30, 2024, or extracts and information therefrom contained in the Company’s Form 6-K dated December 16, 2024 (the “Technical Information”) filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)	the filing of this consent under cover of this Form 6-K with the SEC and of the incorporation by reference of this consent, the use of the undersigned’s name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-281436), and any amendments thereto, filed with the SEC.

DRA Projects (Pty) Ltd.

By:	/s/ Tertius van Niekerk
Name:	Tertius van Niekerk
Title:	Senior Vice President Mining

DRA Projects (Pty) Ltd.

By:	/s/ Alistair Hodgkinson
Name:	Alistair Hodgkinson
Title:	Chief Operating Officer